Exhibit 99

April 20, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Notice of Postal Ballot

In compliance with the applicable circulars, the Notice of Postal Ballot is being sent to all Members whose names appear in the Register of Members / Register of Beneficial Owners maintained by the Depositories viz. National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited as on Friday, April 17, 2026 (cut-off date) and whose e-mail addresses are registered with Depository Participants and / or Datamatics Business Solutions Limited, Registrar & Transfer Agents of the Bank.

The Bank has engaged NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically. The period for remote e-voting on the resolution set out in the Notice shall commence on Tuesday, April 21, 2026 at 10:00 A.M. (IST) and end on Wednesday, May 20, 2026 at 5:00 P.M. (IST). The Notice is being uploaded on the Bank’s website at https://www.hdfc.bank.in/about-us/corporate-governance/postal-ballot and on the website of NSDL at https://www.evoting.nsdl.com

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight